                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                   FORM 11-K

    (Mark One)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2005

                                      OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                      Commission file number 333-121604


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

            NYCE Corporation Employees' Tax Deferred Savings Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

Financial Statement and Exhibits
--------------------------------

  (a)    Financial Statements:
         ---------------------

            NYCE Corporation Employees' Tax Deferred Savings Plan
            -----------------------------------------------------
                   Independent Auditors' Report.
                   Statements of Net Assets Available for Benefits
                      as of December 31, 2005 and 2004.
                   Statements of Changes in Net Assets Available for
                      Benefits for the Year Ended December 31, 2005.
                   Notes to Financial Statements.
                   Supplemental Schedule, Form 5500, Schedule H,
                      Part IV, Line 4(i)
                         Schedule of Assets (Held at End of Year)
                             as of December 31, 2005.

  (b)    Exhibits:
         ---------

            23     Consent of Independent Registered Public
                      Accounting Firm - Deloitte & Touche LLP

         NYCE CORPORATION EMPLOYEES'TAX
         DEFERRED SAVINGS PLAN

         Financial Statements as of
         December 31, 2005 and 2004,
         and for the Year Ended
         December 31, 2005, and Supplemental
         Schedule as of December 31, 2005, and
         Report of Independent Registered
         Public Accounting Firm

NYCE CORPORATION EMPLOYEES'TAX
DEFERRED SAVINGS PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------
                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
      as of December 31, 2005 and 2004                                  2

   Statements of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2005                              3

   Notes to Financial Statements                                      4-8

SUPPLEMENTAL SCHEDULE -                                                 9
   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)
        as of December 31, 2005                                        10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                    [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
NYCE Corporation Employees' Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the NYCE Corporation Employees' Tax Deferred Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures in our audits of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Milwaukee, Wisconsin
June 27, 2006

NYCE CORPORATION EMPLOYEES' TAX
DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
_______________________________________________________________________

                                            2005            2004
                                       -------------   -------------
INVESTMENTS - At fair market value    $  20,047,764   $  23,517,424

LOANS TO PARICIPANTS                        392,510         742,315
                                       -------------   -------------
      Total investments                  20,440,274      24,259,739

RECEIVABLES:
  Employer contribution                          --          37,457
  Employee contributions                         --          59,543
  Accrued investment income                  12,416           2,306
                                       -------------   -------------
      Total receivables                      12,416          99,306
                                       -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS     $  20,452,690   $  24,359,045
                                       =============   =============

See notes to financial statements.

NYCE CORPORATION EMPLOYEES' TAX
DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
_______________________________________________________________________

                                                         2005
                                                   -------------
INVESTMENT INCOME:
  Net appreciation in the
    fair value of investments                      $    831,936
  Interest and dividends                                304,602
                                                   -------------
    Net investment income                             1,136,538

DEDUCTIONS:
  Benefits paid to participants                      (5,042,893)
                                                   -------------
    Total deductions                                 (5,042,893)
                                                   -------------
DECREASE IN NET ASSETS                               (3,906,355)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  24,359,045
                                                   -------------
  End of year                                      $ 20,452,690
                                                   =============

See notes to financial statements.

NYCE CORPORATION EMPLOYEES' TAX
DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005
---------------------------------------------------------------------------

   1.    DESCRIPTION OF THE PLAN
         -----------------------
         The following description of the NYCE Corporation Employees' Tax Deferred Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         General - The Plan is a defined contribution plan covering substantially all salaried employees of NYCE Corporation who had three months of service with the exception of leased, temporary, in-house temporary, in-house consultant, special project, free-lance, on-call, casual and bargaining unit employees. Marshall & Ilsley Trust Company (the "Trustee"), a subsidiary of the Corporation, serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, ("ERISA").

         On July 30, 2004, NYCE Corporation (the "Company") merged with Marshall & Ilsley Corporation (the "Corporation") and participants in the Plan actively employed by the Company became 100% vested. The Plan's benefits were frozen as of December 31, 2004.

         Effective January 1, 2005, each Plan participant was eligible to make the election to participate in the M&I Retirement Program - M&I Retirement Plan, a defined contribution plan which is subject to the provisions of the ERISA.

         Contributions - Prior to the Plan being frozen, participants could elect to contribute 1% to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company also contributed 100% of the first 6% of base compensation that a participant contributed to the Plan. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

         Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company's contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

         Forfeitures - Prior to the Plan being frozen, forfeited nonvested accounts were used to reduce Company contributions. Subsequent to the Plan being frozen, forfeited nonvested accounts were used to pay administrative expenses and then allocated to participants.

         Investments - Participants may direct the investment of their contributions into various investment options offered by the Plan.

         Participant Loans - Participants may borrow from their vested accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. As of December 20, 2004, the Plan no longer offers new loans to participants. The loans were written with original terms of two to five years. The interest rates were based on prevailing market conditions and are fixed over the life of the note. Interest rates on participant loans at December 31, 2005 and 2004 ranged from 6.00% to 11.00% and 6.00% to 11.50%, respectively.

         Payment of Benefits - Participants in the Plan or beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual accounts.


   2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------
         Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

         Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 4), which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

         Administrative Expenses - Significantly all administrative expenses of the Plan were paid by the Corporation for the year ended December 31, 2005.

         Payment of Benefits - Benefit payments to participants are recorded upon distribution.

   3.    INVESTMENTS
         -----------
         The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows:

                                          2005            2004
                                     -------------   -------------
  M&I Master Trust -
    Growth Balanced Fund *           $  2,933,936
  M&I Stable Principal Fund *           2,610,339
  M&I Master Trust -
    Aggressive Balanced Fund *          1,990,689
  Vanguard Institutional Index Fund     1,629,023
  M&I Master Trust -
    Moderate Balanced Fund *            1,422,438
  Goldman Sachs Small-Cap
    Value Fund                          1,199,722
  Marshall Mid-Cap Value Fund *         1,084,095
  Nicholas Fund                         1,030,124

  Merrill Lynch Trust Company Pooled Separate Accounts:
    AllianceBernstein Growth & Income Fund              5,819,969
    Merrill Lynch Retirement
      Preservation Trust                                4,903,415
    Merrill Lynch Fundamental
      Growth Fund                                       1,792,753
    Merrill Lynch Balanced Capital Fund                 1,667,350
    Federated Bond Fund                                 1,424,699
    Seligman Communications and
      Information Fund                                  1,235,047


    * Represents party-in-interest

         During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

     Mutual Funds                                    $    390,543
     Master Trusts                                        467,208
     Pooled Separated Accounts                            (25,815)
                                                      ------------
     Net appreciation in fair value of investments   $    831,936
                                                      ============


   4.    GUARANTEED INVESTMENT CONTRACTS
         -------------------------------
         The Plan invests in the M&I Stable Principal Fund that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the year ended December 31, 2005 was 4.43%. The crediting interest rate for the investment contracts as of December 31, 2005 and 2004 was 4.59% and 4.31%, respectively. The fair value of the investment contracts as of December 31, 2005 and 2004 approximates the contract value. There are no limitations on guarantees of the contracts.

   5.    FEDERAL INCOME TAX STATUS
         -------------------------
         The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 14, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Corporation and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


   6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
         -------------------------------------
         Certain Plan investments are shares of mutual funds and unitized funds managed by the Corporation. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.


   7.    PLAN TERMINATION
         ----------------
         Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.


   8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         ---------------------------------------------------
         The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004, is as follows:

                                          2005            2004
                                     -------------   -------------
 Net assets available for benefits
   per the financial statements      $ 20,452,690    $ 24,359,045
 Employer contribution receivable              --         (37,457)
 Employee contribution receivable              --         (59,543)
                                      ------------    ------------
 Net assets available for
   benefits per the Form 5500        $ 20,452,690    $ 24,262,045
                                      ============    ============

         The reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended
         December 31, 2005, is as follows:

 Contributions                                        $        --
 Add: Prior-year employer
        contribution receivable                            37,457
      Prior-year employee
        contribution receivable                            59,543
                                                      ------------
 Net assets available for
   benefits per the Form 5500                         $    97,000
                                                      ============

   9.    VOLUNTARY COMPLIANCE RESOLUTION
         -------------------------------
         In June 2006, the Corporation filed an application for a compliance statement from the IRS under the Voluntary Correction Program, a component of the Employee Plans Compliance Resolution System. The compliance statement was sought with respect to the following operational failure:

             *     During plan years 1999, 2000, 2001, 2002, and 2003,
                   improper true-up matching contributions were calculated by a third-party administrator, and made by the Company.

         The Corporation has yet to receive a response from the IRS.


                                     * * * * * *

                             SUPPLEMENTAL SCHEDULE

NYCE CORPORATION EMPLOYEES' TAX
DEFERRED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
___________________________________________________________________________
      ISSUER            Description of Investment,       Current
                         Including Maturity Date          Value
                              Rate of Interest,
                           Collateral, and Par or
                               Maturity Value
-------------------     ---------------------------  ----------------
M&I Master Trust -
  Growth Balanced Fund *  Master Trust               $     2,933,936
M&I Stable
  Principal Fund *        Common Collective Fund           2,610,339
M&I Master Trust -
  Aggressive Balanced
  Fund *                  Master Trust                     1,990,689
Vanguard Institutional
  Index Fund              Registered Investment Company    1,629,023
M&I Master Trust -
  Moderate Balanced
  Fund *                  Master Trust                     1,422,438
Goldman Sachs Small-Cap
  Value Fund              Registered Investment Company    1,199,722
Marshall Mid-Cap
  Value Fund *            Registered Investment Company    1,084,095
Nicholas Fund             Registered Investment Company    1,030,124
Marshall Intermediate
  Bond Fund *             Registered Investment Company      934,721
Managers Special
  Equity Fund             Registered Investment Company      848,391
Marshall Mid-Cap
  Growth Fund *           Registered Investment Company      829,318
Marshall International
  Stock Fund *            Registered Investment Company      755,610
Marshall Large Cap
  Value Fund *            Registered Investment Company      723,287
M&I Master Trust -
  Diversified Stock
  Fund *                  Master Trust                       649,553
M&I Master Trust -
  Aggressive Stock Fund * Master Trust                       395,747
MFS Massachusetts
  Growth Fund             Registered Investment Company      391,081
Marshall Large Cap
  Growth & Income Fund *  Registered Investment Company      333,990
M&I Master Trust -
  Common Stock Fund *     Master Trust                       292,811
Various Participants *    Participant Loans                  392,510
Pending Trades            Various                             (7,111)
                                                      ---------------
                                                     $    20,440,274
                                                      ===============

 * Represents party-in-interest

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     NYCE Corporation Employees'
                                       Tax Deferred Savings Plan

                                     /s/ Dennis R. Salentine
                                     ____________________________

                                     Dennis R. Salentine
                                     Vice President,and
                                       Director of Corporate
                                       Benefits of the Marshall
                                       & Ilsley Corporation


Date: June 27, 2006